September 22, 2025

Yongsheng Liu
Chief Executive Officer and Director
Newbridge Acquisition Ltd
Unit B 17/F, Success Commercial Building
245-25, Hennessy Road, Wanchai, Hong Kong

       Re: Newbridge Acquisition Ltd
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 11, 2025
           File No. 333-289966
Dear Yongsheng Liu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 11, 2025 Exhibits

1. We note your revised legal opinion filed in response to prior comment 2 and we re-
       issue the comment in part. Please have counsel revise the opinion to state whether shareholders are liable to the company's creditors by either adding a reference to creditors to the parenthetical in paragraph 3.2 or removing the parenthetical entirely. Refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax
       Opinions in Registered Offerings (October 14, 2011).
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625
 September 22, 2025
Page 2

with any other questions.



                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction
cc:   Vivien Bai